EXHIBIT 4.9

English Language Summary of the 4th Amendment to the Ethylene Supply Agreement between

Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio dated January 1, 2013,

The agreement amends the price and quantity of the ethylene supplied pursuant to the Ethylene Supply Agreement between Braskem S.A. (“Braskem”) and Oxiteno Nordeste S.A. (“Oxiteno”), dated June 13, 2008 (“Supply Agreement”). The maximum and minimum annual quantity of ethylene that Oxiteno may purchase from Braskem and Braskem may supply to Oxiteno was changed to a minimum of 205 thousand tons and a maximum 220 thousand tons. In addition, the ethylene price will be calculated on a monthly basis as provided for therein, primarily based on the average price of North West Europe Free Delivered (NWE FD) reference prices of the month, and can vary depending on the quantity purchased by Oxiteno. All other provisions set forth in the Supply Agreement remain unaltered.